Writer’s Direct Line: (614) 628-0788

Writer’s E-Mail Address: mas@cpmlaw.com

August 3, 2007

Mr. Russell Mancuso

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:	Superconductive Components, Inc. Post-effective Amendment No. 4 to Form SB-2 Registration Statement File No. 333-131605

Dear Mr. Mancuso:

We have today filed Post-effective Amendment No. 4 to the Registration Statement for Superconductive Components, Inc. (“SCI”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of Post-effective Amendment No. 4. As you will notice, the only change reflected in Amendment No. 4 is the update to the signature block to reflect the appropriate filing.

Please call with any questions or comments regarding this letter or the amendments to Form SB-2. Thank you.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith

NRW/NRW/753803.1

025357.001

Enclosure.

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